

Mail Stop 7010

September 24, 2007

Via U.S. Mail and Fax (304) 760-2699
Mr. Bradley W. Harris
Chief Financial Officer
International Coal Group, Inc.
300 Corporate Centre Drive
Scott Depot, West VA 25560

       Re: International Coal Group, Inc.
               Form 10-K/A for the Fiscal Year Ended December 31, 2006
               Filed July 23, 2007
               File No. 1-32679

Dear Mr. Harris:

       We have reviewed your supplemental response letter dated September 4, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated August 21, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

       Form 10-K for fiscal year ended December 31, 2006

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Twelve Months Ended December 31, 2006 compared to the Twelve Months Ended
       December 31, 2005, page 65

       We note your response to our prior comment 2. Tell us why a discussion of revenue and operating income/loss by segment would not be as meaningful, or more meaningful, to an investor as your proposed discussion of EBITDA and tons sold by segment. Additionally, it appears that your measure "EBITDA" is not strictly calculated as earnings before interest, tax, depreciation and amortization because you are adjusting also for "Other, net." As such, your measure should be renamed.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant